Exhibit 99.1

Independent Auditor’s Report

To the Shareholders and Board of Directors of Royal Bank of Canada

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Royal Bank of Canada and its subsidiaries (together, the Bank) as at October 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Bank’s consolidated financial statements comprise:

●	the consolidated balance sheets as at October 31, 2020 and 2019;
●	the consolidated statements of income for the years then ended;
●	the consolidated statements of comprehensive income for the years then ended;
●	the consolidated statements of changes in equity for the years then ended;
●	the consolidated statements of cash flows for the years then ended; and
●	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Management’s Discussion and Analysis, rather than in the notes to the consolidated financial statements. These disclosures are cross-referenced from the consolidated financial statements and are identified as audited.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Allowance for Credit Losses (ACL)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, Note 4, Securities and Note 5, Loans and allowance for credit losses to the consolidated financial statements.

The Bank’s ACL for financial assets was $6,262 million as at October 31, 2020 and represents management’s estimate of expected credit losses on financial assets as at the balance sheet date. Performing financial assets are categorized as Stage 1 from initial recognition to the date on which the asset has experienced a significant increase in credit risk relative to its initial recognition. Performing financial assets transfer into Stage 2 following a significant increase in credit risk relative to the initial recognition. Financial assets are categorized as Stage 3 when considered to be credit-impaired. As disclosed by management, the measurement of expected credit losses is a complex calculation that involves a large number of interrelated inputs and assumptions such as the financial asset’s probability of default, loss given default and exposure at default, which are modelled based on macroeconomic variables, and discounted to the reporting date.

Our approach to addressing the matter involved the following procedures, amongst others:

●   testing the effectiveness of controls relating to the estimation of the ACL, incorporating consideration of the economic disruption caused by COVID-19, including controls over: (i) the probability of default, loss given default and exposure at default models, (ii) the design of multiple future macroeconomic scenarios, the forecasting of macroeconomic variables, and the probability-weighting of these scenarios, (iii) the completeness and accuracy of the data inputs underlying the ACL calculation, and (iv) the application of expert credit judgment;

●   testing management’s process for estimating the Stage 1 and Stage 2 ACL, including their consideration of the economic disruption caused by COVID-19:

○   evaluating the appropriateness of the probability of default, loss given default and exposure at default models used in the estimation of the Stage 1 and Stage 2 ACL;

○   testing the completeness, accuracy, and relevance of underlying data;

○   evaluating the reasonableness of significant inputs and assumptions used in the estimation of the ACL, including: a) the design of future macroeconomic scenarios, b) the forecasted macroeconomic variables, c) the probability-

Management’s estimation of expected credit losses in Stage 1 and Stage 2 considers five distinct future macroeconomic scenarios, each of which includes a forecast of all relevant macroeconomic variables, designed to capture a wide range of possible outcomes, and which are probability-weighted according to management’s expectation of the relative likelihood of the range of outcomes that each scenario represents at the reporting date. As disclosed in Note 5, the COVID-19 global pandemic significantly impacted management’s determination of the ACL and required the application of heightened judgment. As a result, the ACL has a higher than usual degree of uncertainty and the inputs used are inherently subject to change, which may materially change the estimate of Stage 1 and Stage 2 ACL in future periods.

To address the uncertainties inherent in the current and future environment and to reflect all relevant risk factors not captured in the Bank’s modelled results, management applied expert credit judgment; management applied quantitative and qualitative adjustments for the impacts of the unprecedented macroeconomic scenarios arising from the pandemic, the temporary effects of the bank and government led payment support programs, which may not completely mitigate future losses, and the impacts to particularly vulnerable sectors affected by COVID-19.

We determined that this is a key audit matter due to:

(i) the significant judgment required by management when a) designing future macroeconomic scenarios, b) forecasting macroeconomic variables, c) probability-weighting scenarios and d) applying expert credit judgment to reflect characteristics not already considered in the models;

(ii) a high degree of estimation uncertainty due to the economic impacts of COVID-19 which led to a high degree of auditor judgment;

(iii) significant audit effort necessary to evaluate audit evidence as the estimation of the ACL is a complex calculation that involves a large volume of data, interrelated inputs and assumptions, some of which are model based; and

(iv) the audit effort included the use of professionals with specialized skill and knowledge.

weights assigned to the scenarios, and

○   evaluating management’s application of expert credit judgment;

●   evaluating the reasonableness of management’s inputs and assumptions used in the design of the future macroeconomic scenarios and the forecasted macroeconomic variables included evaluating the consistency of these assumptions with external market and industry data; and

●   using professionals with specialized skill and knowledge to assist in testing (i) the appropriateness of the ACL calculation, (ii) evaluating the interrelated inputs and assumptions used in the ACL calculation, some of which are model-based, including: a) the future macroeconomic scenarios, b) the forecasted macroeconomic variables and c) the probability-weights assigned to the scenarios, and (iii) evaluating the reasonableness of expert credit judgment applied.

Goodwill Impairment Assessment of Certain Cash Generating Units (CGUs)

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 10, Goodwill and other intangible assets to the consolidated financial statements.

Management conducts a goodwill impairment test as of August 1 of each year by comparing the carrying value of each CGU to its recoverable amount. Management calculates the recoverable amount of each CGU using a discounted cash flow model that projects future cash flows based on management forecasts. The discount rates used to determine the present value of each CGU’s projected future cash flows are based on the bank-wide cost of capital, adjusted for the risks to which each CGU is exposed. For each of the CGUs, cash flows beyond the initial cash flow forecast period are assumed by management to increase at a constant terminal growth rate.

Our approach to addressing the matter involved the following procedures, amongst others:

●   testing the effectiveness of controls relating to management’s goodwill impairment test, including controls over the determination of the recoverable amount of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National) CGUs;

●   testing management’s process for determining the recoverable amount of each of these CGUs:

○   evaluating the appropriateness of the discounted cash flow models;

○   testing the completeness, accuracy, and relevance of underlying data used in the models; and

○   evaluating the significant assumptions used by management, including a) discount rates, b) terminal growth rates, c) future cash flows, and d) adjustments made thereto to approximate the considerations of a prospective third-party buyer for the Caribbean Banking

As disclosed by management, as a result of the economic disruptions triggered by COVID-19, the recoverable amount of the Caribbean Banking CGU has declined. The goodwill allocated to the Caribbean Banking CGU as at October 31, 2020 was $1,719 million and management determined in the impairment test that the recoverable amount approximates the carrying amount. The recoverable amount of a CGU is represented by its value in use, except in circumstances where the carrying amount of a CGU exceeds its value in use. In such cases, the greater of the CGU’s fair value less costs of disposal and its value in use is the recoverable amount. Management estimated the recoverable amount of the Caribbean Banking CGU as the fair value less costs of disposal, and future cash flows were adjusted to approximate the considerations of a prospective third-party buyer. In determining the recoverable amount of the Caribbean Banking CGU, management discounted forecast future cash flows using a pre-tax rate of 11.4% in 2020, reflecting a lower interest rate environment, and the terminal growth rate used was 3.7%, reflecting uncertainty due to the pandemic. Management also considered reasonably possible alternative scenarios, including market comparable transactions, which yielded valuations of the Caribbean Banking CGU ranging from an immaterial surplus to an immaterial deficit.

As management has also disclosed, as a result of the economic disruptions triggered by COVID-19, the recoverable amounts of certain CGUs, including Capital Markets and U.S. Wealth Management (including City National), which are more sensitive to economic uncertainties, including interest rate movements, have declined, but continue to exceed carrying amounts despite impacts from the COVID-19 pandemic. As at October 31, 2020 the goodwill allocated to the Capital Markets and U.S. Wealth Management (including City National) CGUs was $1,078 million and $2,978 million, respectively. The recoverable amounts of the Capital Markets and U.S. Wealth Management (including City National) CGUs are represented by each CGU’s value in use, estimated using a discounted cash flow method.

As disclosed by management, the estimation of the recoverable amount of each CGU requires the use of significant judgment; and the models are most sensitive to changes in future cash flows, discount rates, and terminal growth rates. The environment is rapidly evolving and as a result, management’s economic outlook has a higher than usual degree of uncertainty, which may, in future periods, materially change the expected future cash flows of the CGUs and result in an impairment charge. Actual experience may differ materially from current expectations, including in relation to the duration and severity of the economic contraction and the ultimate timing and extent of a future recovery.

We determined that performing procedures relating to goodwill impairment assessment of the Caribbean Banking, Capital Markets and U.S. Wealth Management (including City National) CGUs is a key audit matter due to:

(i) the significant judgment required by management when determining the recoverable amount of each CGU, including a) future cash flows, b) discount rates, c) terminal growth rates, and d) for the Caribbean Banking

CGU, including evaluating consistency with market comparable transactions for the Caribbean Banking CGU;

●   evaluating management’s assumptions related to future cash flows involved assessing whether the assumptions used by management were reasonable considering the consistency with (i) current and past performance of each CGU, (ii) external market data and industry data, and (iii) evidence obtained in other areas of the audit; and

●   using professionals with specialized skill and knowledge to assist in evaluating (i) the appropriateness of management’s discounted cash flow models, and (ii) the reasonableness of certain significant assumptions, including a) discount rates, b) terminal growth rates, and c) evaluating consistency of the recoverable amount of the Caribbean Banking CGU with market comparable transactions.

CGU where the fair value less costs of disposal was estimated, 1) adjustments made to the cash flows to approximate the considerations of a prospective third-party buyer and 2) consideration of market comparable transactions;

(ii) a high degree of auditor judgment and subjectivity in performing procedures over management’s calculation of the recoverable amount of each CGU, and evaluating audit evidence, especially in light of the decline in recoverable amounts; and

(iii) the audit effort included the use of professionals with specialized skill and knowledge.

Uncertain Tax Positions

Refer to Note 2, Summary of significant accounting policies, estimates and judgments, and Note 22, Income taxes to the consolidated financial statements.

The Bank is subject to income tax laws in various jurisdictions where it operates and the complex tax laws are potentially subject to different interpretations by management and the relevant taxation authorities. As disclosed by management, significant judgment is required in the interpretation of the relevant tax laws, and in assessing the probability of acceptance of the Bank’s tax positions to determine tax provisions, which includes management’s best estimate of uncertain tax positions that are under audit or appeal by the relevant taxation authorities. Management performs a review on a quarterly basis to incorporate its best assessment based on information available, but additional liability and income tax expense could result based on the acceptance of the Bank’s tax positions by the relevant tax authorities.

In some cases, the Bank has received reassessments denying the tax deductibility of dividends from transactions including those with Tax Indifferent Investors.

We determined that this is a key audit matter due to:

(i) the significant judgment required by management, including a high degree of estimation uncertainty, when a) interpreting the relevant tax laws, and b) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities;

(ii) a high degree of auditor judgment and subjectivity in performing procedures to evaluate the uncertain tax positions; and

(iii) the audit effort included the use of professionals with specialized skill and knowledge.

Our approach to addressing the matter involved the following procedures, amongst others:

●   testing the effectiveness of controls relating to the evaluation of uncertain tax positions and the impact on tax provisions;

●   testing management’s process used in (i) assessing the probability of acceptance of the Bank’s tax positions, which includes management’s best estimate of tax positions that are under audit or appeal by relevant taxation authorities and (ii) estimating provisions relating to uncertain tax positions:

○   evaluating the appropriateness of the methods used;

○   testing the completeness, accuracy, and relevance of underlying data used;

○   reviewing correspondence with relevant taxation authorities;

○   inquiring of the Bank’s internal and external legal counsel; and

○   evaluating the reasonableness of significant assumptions used by management; and

●   using professionals with specialized skill and knowledge to assist in evaluating the significant assumptions, including a) the application of relevant tax laws, b) whether it is probable that the relevant tax authorities will accept the tax positions, and c) evidence used by management.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Samuel May.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2020